news release

Zi Corporation Extends the Global Reach of its
Product Portfolio at 3GSM

New emerging market language support brings predictive text input to an additional one billion plus users

3GSM Congress, Cannes, France and Calgary, AB, Canada February 10, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, announced today that it has expanded the language coverage of its predictive texting solutions. Now more than one billion people in the fast growing mobile markets of Eastern Europe, the Middle East and India will soon have the ability to send and receive text messages in their native language. The addition of seven new languages increases Zi's language portfolio to a total to 48 different language databases. These seven new languages, including Bulgarian, Estonian, Farsi, Icelandic, Latvian, Lithuanian and Urdu, will be showcased at the Zi stand (E21, Hall 2) at next week's 3GSM Congress.

In a further significant development, Zi has added Arabic-script Ligature Modules to its predictive text input portfolio. Complex languages such as Arabic and Farsi are extremely difficult to display accurately on the small form factor of a mobile phone. These new Modules will work in unison with Zi's eZiText® and eZiTap™ products, ensuring that the display of text adhere to conventional ligature combination and presentation rules. For OEMs targeting complex language markets, these modules can significantly reduce engineering effort and time-to-market for development and deployment of devices.

As part of the launch of its expanded language portfolio, Zi has completed a major upgrade on all the languages currently offered through its predictive text input product range. All 48 different language databases are now available in Zi's new version 7 of eZiText and version 3 of eZiTap software.

"Zi is committed to not only introducing new languages but also to enhancing the languages we currently support," said Glen Morgan, senior vice president of global sales and marketing at Zi Corporation. "All living languages are in a constant state of flux, with new words being created and existing words changing their meanings all the time. More than 750 native speakers from 45 different countries were utilized in this latest major upgrade which consumed more than 100,000 hours of development work."

The process of adding new languages to the predictive text input repertoire is part of Zi's ongoing efforts to meet the growing needs of handset manufactures as well as technology partners to address new growth markets around the world with truly localized texting interfaces. An example is the pre-integration of its products into all major operating systems and user interface solutions worldwide. The most recent example of this was the announcement of pre-integration of eZiText into the Series 60 platform.

Zi is also offering a Zi FEP for its eZiText and eZiTap products to Series 60 licensees. The Zi FEP functions within Series 60 applications that require or provision predictive text entry including messaging (SMS and MMS), Web browsing, calendar, phone book, notes and others. It is a fully developed user interface that manages the entire text input interface and display of eZiText and eZiTap on the Series 60 Platform.

For media interviews or tours at 3GSM please contact Brian Dolby with GBCS PR on 07813 833464 or email brian@gbcspr.com.

Note to Editors
Full list of languages supported: Arabic, Bulgarian (NEW), Chinese (PRC, HK & Taiwan), Croatian, Czech, Danish, Dutch, English (British, Asian & American), Estonian (NEW), Farsi (NEW), Finnish, French (European & Canadian), German, Greek, Hebrew, Hindi, Hungarian, Indonesian, Icelandic (NEW), Italian, Japanese, Korean, Latvian (NEW), Lithuanian (NEW), Malay, Norwegian, Polish, Portuguese (European & Brazilian), Romanian, Russian, Serbian, Slovak, Slovenian, Spanish (European & Latin American), Swedish, Tagalog, Thai, Turkish, Ukrainian, Urdu (NEW), Vietnamese

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, and Decuma for natural handwriting recognition. The solutions dramatically improve the usability of mobile phones, PDAs, gaming devices and set-top boxes-and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300